April 15, 2016

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Rebekah Lindsey, Staff Accountant
Christine Dietz, Assistant Chief Accountant
Kathleen Collins, Accounting Branch Chief
Craig D. Wilson, Sr. Asst. Chief Accountant

Re:	Rackspace Hosting, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 001-34143

Ladies and Gentlemen:
We are submitting this letter on behalf of Rackspace Hosting, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 16, 2016 (the “Staff Letter”) relating to the Company’s Annual Report on Form 10-K (File No. 001-34143) (the “10-K”).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company's response.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

1.
You disclose on page 14 that costs associated with maintaining revenue from existing customers is generally much lower than costs associated with generating revenue from new customers. You also disclose that a reduction in revenue from existing customers could reduce your operating margins. However, we note that none of the growth and profitability key operating measures presented on pages 33 and 34 provides an indication of the growth in revenues and profitability from existing customers separately from new customers. In light of the foregoing, please tell us your consideration to providing a discussion of your results of operations separately for each type of revenue stream, as it appears that your operating margin is different for both and changes in the mix of these revenue streams may impact your profitability. We refer you to Item 303(a)(3)(iii) of Regulation S-K, Section III of SEC Release 33-8350 and Section III.D of SEC Release 33-6835.

In response to the Staff’s comment, the Company respectfully advises the Staff that the noted disclosure from our risk factor on page 14 was intended as non-material qualitative disclosure to investors that our material risk of existing customers reducing or terminating their services may not be mitigated by an increase in revenue from new customers. We respectfully submit that such language was intended to convey that our business operates under what we believe is a common business presumption that, as a general matter, the costs associated with maintaining revenue from existing customers are generally lower than costs associated with generating revenue from new customers, and was not intended to indicate additional material risks the Company faces. The risk factor in which this language appears discloses to investors that the Company faces material risk because a significant portion of our revenue is generated from month-to-month contracts and contracts that may be terminated by our customers without penalty or significant penalty. The additional disclosure language on page 14 that the Staff notes in its letter was intended to provide additional qualitative information about our material risk by noting that the short-term nature of our customer contracts may not be mitigated by generation of revenue from new customers. However, because the current cost difference to the Company between maintaining revenue from an existing customer and generating revenue from a new customer is not believed to be material, we do not maintain detailed data or reporting relating to that cost difference.

Therefore, the Company does not believe a disaggregated analysis separately disclosing the revenue from existing customers and new customers would provide investors material disclosure.
As such, the Company further respectfully advises the Staff that we carefully considered the Staff’s comment as to whether providing a discussion of our results of operations separately for each type of revenue stream is warranted, including pursuant to the requirements and guidance of Item 303(a)(3)(iii) of Regulation S-K, Section III of SEC Release 33-8350 and Section III.D of SEC Release 33-6835, and we do not believe such a discussion is warranted or would provide meaningful insight to investors.
In consideration of the foregoing, in future filings the Company will no longer include the non-material disclosure in page 14 that the Staff notes in their Comment.

Adjusted Free Cash Flow, page 51

2.
We note the revised disclosures provided in response to comment 2 in your letter dated July 5, 2013. Your disclosures indicate that the non-GAAP measure is a performance metric; however, considering the nature of the adjustments the measure appears to represent a liquidity measure. In this regard, it is unclear why you would adjust a performance measure for the cash payments for interest, income taxes and capital expenditures. Please explain to us in detail why you believe that “Adjusted Free Cash Flow” is useful as a performance measure. Also, explain why the measure is titled “Adjusted Free Cash Flow” if it is not intended to be a cash flow measure. Similar concerns apply to your earnings release furnished on Form 8-K.

We respectfully advise the Staff that, as noted in our response to comment 2 in our letter dated July 5, 2013 and in our most recent Form 10-K, we believe Adjusted Free Cash Flow is useful as a performance metric as it is “used by investors to evaluate the strength and performance of a company's ongoing business.” We further state in our most recent Form 10-K that “we define Adjusted Free Cash Flow as Adjusted EBITDA plus non-cash deferred rent, less total capital expenditures (including non-cash purchases of property and equipment), cash payments for interest and cash payments for income taxes.” We believe that “Adjusted Free Cash Flow,” as we have defined it, is an important alternative indicator of the earnings capacity of our business and, therefore, we reconcile this measure to “Adjusted EBITDA,” which is derived from “Net Income.” We further believe the way we present “Adjusted Free Cash Flow” provides useful information to investors regarding the Company’s results of operations and is consistent with a common non-GAAP financial metric used by investment analysts who follow us and other companies in our industry to assess performance.
The measure is titled “Adjusted Free Cash Flow” in order to align with the expectations of our investors and to facilitate an easier dialogue with the investor community. In selecting the title, we considered the SEC’s Compliance and Disclosure Interpretations (“C&DIs”) question 102.07, which states “... companies should be aware that this measure [free cash flow] does not have a uniform definition and its title does not describe how it is calculated. Accordingly, a clear description of how this measure is calculated, as well as the necessary reconciliation, should accompany the measure where it is used. Companies should also avoid inappropriate or potentially misleading inferences about its usefulness.” In accordance with this guidance, we have clearly described how the measure is calculated and presented the necessary reconciliation. Additionally, we have clearly stated that it is a performance metric that should be used to evaluate the strength and performance of our on-going business.
In order to further differentiate our use of “Adjusted Free Cash Flow” as a performance measure, we do not include any reference to this non-GAAP metric in our discussion of “Cash Flow” or “Liquidity and Capital Resources” because we do not consider it an alternative to cash flows as presented in our Consolidated Statements of Cash Flows. We believe the aforementioned definition and description of “Adjusted Free Cash Flow” ensures that investors understand how we use the metric as well as its limitations.
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Acknowledgment and Adequacy of Disclosure

Rackspace acknowledges that:

•	Rackspace Hosting, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Rackspace Hosting, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this letter to Karl Pichler, Chief Financial Officer and Treasurer, by telephone at 210.312.5100. Thank you for your assistance.

Sincerely,

/s/ Karl Pichler
Karl Pichler, Chief Financial Officer and Treasurer